LAW OFFICES
                                SAMUEL KORNHAUSER
             155 Jackson Street, Suite 1807, San Francisco, CA 94111
                       (415) 981-6281; FAX (415) 981-7616

SAMUEL KORNHAUSER


                                October 12, 2006

                      Re: AGREEMENT RE: JOINT FIDELITY BOND


      Pursuant to Rule 17g-1, The Navellier Performance Funds and The Navellier Millennium Funds hereby renew, amend and agree as follows:

      These Funds, their officers, directors and employees shall continue to be insured against larceny and/or embezzlement to the Joint Fidelity Bond and the bond shall be a joint insured bond. The joint insured bond provides and shall provide that it will not be cancelled, terminated, or modified except after written notice shall have been given by the party canceling and by the fidelity insurance company to all mutual funds named as insureds on the joint insured bond and to the Securities and Exchange Commission not less than 60 days prior to the effective date of the cancellation, termination or modification. The fidelity insurance company shall also furnish each mutual fund named as an insured on the joint insurance bond with a copy of the bond and any amendment thereto promptly after execution and a copy of each formal filing of a claim under the bond by any other named insured promptly after receipt thereof and shall notify each mutual fund of the terms of the settlement of any such claim prior to execution of the settlement.

      The joint insured bond shall be in an amount at least equal to the sum of the total amount of coverage which each fund named as an insured would be required to maintain individually. The bond shall be allocated between the Funds so that the minimum amounts necessary to meet the minimum amount of coverage on the schedule set forth in Rule 17g-l(d) are allocated to each of the funds, so that each Fund be allocated sufficient amounts to satisfy the amounts of coverage they would individually have to have if separate bonds had been taken out for each of the mutual funds. It is agreed that each Fund shall pay its pro rata portion of the premium. The allocations hereunder shall be made at least annually and this agreement shall remain in force annually and shall be renewed automatically every year unless terminated or modified upon at least 60 days notice to the other party and the insurance carrier.

      Each Fund named in the joint insurer bond hereby agrees that in the event recovery is received under the bond as a result of a loss sustained by any of the mutual funds or one or more of the other named insureds under the bond, the mutual fund sustaining the loss shall receive an equitable and proportionate share of the recovery at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1), i.e., in the amount allocated to that fund under the joint insured bond and this agreement.




JF Bond 2006-1012

      The Navellier Performance Funds and The Navellier Millennium Funds hereby designate Samuel Kornhauser (after coordination with Debbie Barham of Navellier & Associates, Inc. and John Meier of Integrated Investment Services, Inc.) to file and give notice as required in Rule 17g-l(g) as the person responsible to make said filings and notices.


DATED: October 12, 2006                 THE NAVELLIER PERFORMANCE FUNDS


                                        By /s/ Barry Sanders
                                           ----------------------------


DATED: October 12, 2006`                THE NAVELLIER MILLENNIUM FUNDS


                                        By /s/ Barry Sanders
                                           ----------------------------




JF Bond 2006-1012